UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G



                    Under the Securities Exchange Act of 1934

                           (Amendment No. __________)*


                         SUMMIT FINANCIAL GROUP, INC.
                        ---------------------------------
                                (Name of Issuer)


                                     COMMON
                        ---------------------------------
                         (Title of Class of Securities)

                                     836730
                        ---------------------------------
                                 (CUSIP Number)



                        ---------------------------------
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]   Rule 13d-1(b)
         |X|   Rule 13d-1(c)
         [ ]   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



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CUSIP No. ...............836730
--------------------------------------------------------------------------------

      1. Names of Reporting Person.
         I.R.S. Identification Nos. of above persons (entities only)

        JOHN W. CRITES ............###-##-####
--------------------------------------------------------------------------------


      2. Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)  ..................................................................

         (b)  ......X...........................................................
--------------------------------------------------------------------------------


      3. SEC Use Only ..........................................................
--------------------------------------------------------------------------------


      4.  Citizenship or Place of Organization..UNITED STATES
--------------------------------------------------------------------------------


Number of         5.  Sole Voting Power .............71,990
Shares Bene-
ficially Owned    --------------------------------------------------------------
by Each           6.  Shared Voting Power ...........718
Reporting
Person With:      --------------------------------------------------------------
                  7.  Sole Dispositve Power..........71,990

                  --------------------------------------------------------------
                  8.  Shared Dispositive Power ......718
--------------------------------------------------------------------------------


9. Aggregate Amount Beneficially Owned by Each Reporting Person.........72,708
--------------------------------------------------------------------------------


10. Check if the Aggregate Amount in Row(11) Excludes Certain Shares (See Inst.)
--------------------------------------------------------------------------------


11. Percent of Class Represented by Amount in Row (11).............8.28
--------------------------------------------------------------------------------


12. Type or Reporting Person (See Instructions) ...................IN

                  ATTACHMENT TO SCHEDULE 13G OF JOHN W. CRITES

Item 1.
(a)Name of Issuer                                   SUMMIT FINANCIAL GROUP, INC.
(b)Address of Issuer's Principal Executive Offices  223 N. MAIN STREET
                                                    MOOREFIELD, WV 26836

Item 2.
(a)Name of Person Filing                                   JOHN W. CRITES
(b)Address of Principal Business Off or, if none,Residence 46 POINT DRIVE
                                                           PETERSBURG, WV 26847
(c)Citizenship                                             U.S.
(d)Title of Class of Securities                            COMMON
(e)CUSIP Number                                            836730

Item 3. If this statement is filed pursuant to ss.ss. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
   (a)o Broker or dealer registered under section 15 of the Act(15 U.S.C.78o);
   (b)o Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
   (c)o Insurance company as defined in section 3(a)(19)of the Act(15 U.S.C.78c)
   (d)o Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
   (e)o An  investment  adviser in accordance with ss. 240.13d-1(b)(1)(ii)(E);
   (f)o An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
   (g)o A parent  holding   company  or  control  person  in  accordance with
        ss.240.13d-1(b)(1)(ii)(G);
   (h)o A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
   (i)o A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940
        (15 U.S.C. 80a-3);
   (j)o Group, in accordance withss.240.13d-1(b)(1)(ii)(J).

THIS SECTION IS N/A FOR THIS FILING.

Item 4.  Ownership

      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      (a)Amount beneficially owned:         72,708   .
                                     ----------------

      (b)Percent of class:          8.28    .
                            ----------------

      (c)Number of shares as to which the person has:

         (i)      Sole power to vote or to direct the vote             71,990  .
                                                           --------------------
         (ii)     Shared power to vote or to direct the vote  718        .
                                                             ------------
         (iii)    Sole power to dispose or to direct the disposition of 71,990.
                                                                       --------
         (iv)     Shared power to dispose or to direct the disposition 718     .
                                                                       --------
Instruction. For computations regarding securities which represent a right to acquire an underlying security seess.240.13d-3(d)(1).

Item 5.  Ownership of Five Percent or Less of a Class

      This statement is not being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

   Allegheny Wood Products, Inc., a corporation principally owned by Mr.Crites, owns 23,905, or 3.24% of these shares. Allegheny Wood Products, Inc. has the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, these shares. Mr. Crites derives his aggregate beneficial ownership from these shares, and the 48,085 shares directly owned by Mr. Crites, and the 718 shares held jointly with his spouse.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

      A parent holding company has not filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), or pursuant to Rule 13d-1(c) or Rule 13d-1(d).

Item 8.  Identification and Classification of Members of the Group

      This schedule has not been filed by a group.

Item 9.  Notice of Dissolution of Group

      This filing does not pertain to a dissolution of a group.

Item 10. Certification


      (b)The following certification shall be included if the statement is filed pursuant to ss. 240.13d-1(c):

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              February 12, 2001
                                       -----------------------------
                                                    Date


                                        /s/   JOHN W. CRITES
                                       -----------------------------
                                                 Signature


                                         JOHN W. CRITES, DIRECTOR
                                      ------------------------------
                                                 Name/Title




      The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).




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